UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(MARK ONE)
☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the three month period from July 1, 2005 (inception) to September 30, 2005

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______________ to _______________

COMMISSION FILE NUMBER: 333-112653

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Atlas America, Inc. Investment Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Atlas America, Inc.
311 Rouser Road
Moon Township, PA 15108
(412) 262-2830

ATLAS AMERICA, INC.
INVESTMENT SAVINGS PLAN

I N D E X

Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	3

FINANCIAL STATEMENTS

Statement of Net Assets Available for Benefits as of September 30, 2005	4

Statement of Changes in Net Assets Available for Benefits for the period from July 1, 2005 (inception) to September 30, 2005	5

Notes to Financial Statements	6 − 11

SUPPLEMENTAL SCHEDULE AS OF SEPTEMBER 30, 2005

Schedule H, Line 4a - Schedule of Delinquent Deposits of Participant Contributions	12

Schedule H, Line 4i − Schedule of Assets (Held at End of Year)	13

SIGNATURES	14

Financial schedules not included are omitted because
of the conditions under which they are required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator
Atlas America, Inc.
Investment Savings Plan

We have audited the accompanying statement of net assets available for benefits of the Atlas America, Inc. Investment Savings Plan (the “Plan”) as of September 30, 2005, and the related statement of changes in net assets available for benefits for the period from July 1, 2005 (inception) to September 30, 2005. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of September 30, 2005, and the changes in net assets available for benefits for the period July 1, 2005 (inception) to September 30, 2005, in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of delinquent deposits of participant contributions and assets (held at end of year) are presented for the purpose of additional analysis and are not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Grant Thornton LLP

Cleveland, Ohio
March 31, 2006

ATLAS AMERICA, INC. INVESTMENT SAVINGS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

September 30, 2005

ASSETS
Investments, at fair value	$14,127,386

Receivables:
Participant contributions	47,383
Employer contributions	29,925
77,308

NET ASSETS AVAILABLE FOR BENEFITS	$14,204,694

See accompanying notes to financial statements.

ATLAS AMERICA, INC. INVESTMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the period from July 1, 2005 (inception) to September 30, 2005

Additions to net assets attributed to:
Investment income:
Interest and dividend income	$33,683
Net appreciation in fair value of investments	1,210,735
1,244,418

Contributions:
Employer	112,806
Participants	289,637
Rollovers	95,301
497,744

Transfer from Resource America, Inc. Investment Savings Plan	12,462,532

TOTAL ADDITIONS	14,204,694

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of period	-
End of period	$14,204,694

See accompanying notes to financial statements.

ATLAS AMERICA, INC. INVESTMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
September 30, 2005

NOTE A - DESCRIPTION OF PLAN

The following brief description of the Atlas America, Inc. Investment Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan Agreement for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan covering all full-time employees of Atlas America, Inc. (the “Company”) and its wholly-owned subsidiaries. Employees become eligible to participate in the employee deferred portion of the Plan who have reached age 21 and completed one month of service. Employees with one year of service (1,000 hours) and who have reached age 21 are eligible to receive Company matching and discretionary contributions. The Plan is subject to the provisions of the Employee Retirement Income Security Act (ERISA).

On June 30, 2005, Resource America, Inc. (“Resource”) (the former parent of the Company) completed a spin-off of the Company. As a result of the spin-off, employees of the Company were no longer participants in the Resource America, Inc. Investment Savings Plan, (the “Resource Plan”) and their accounts and investments were transferred to the Company’s newly formed Plan as of July 1, 2005. As a result of the spin-off, the Resource Plan received a stock dividend of 125,301 shares of the Company’s common stock of which 74,333 shares allocated to participants were included in the assets transferred to the Company’s Plan. As of September 30, 2005, the Plan owned 79,971 shares allocated to participants of the Company’s common stock (see Note D).

Contributions

Participants may elect to defer up to 100% of their pretax annual compensation, as defined in the Plan Agreement and are subject to annual limitations under the Internal Revenue Code (“IRC”). Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may also make a rollover contribution from other qualified plans or rollover IRAs. Participants direct the investment of their contributions and employer matching contributions into various investment options offered by the Plan. At September 30, 2005, the Plan’s investment options included 16 mutual funds, Atlas America, Inc. common stock and a money market account. The Plan does not permit participants to direct any portion of their existing account balance or current contributions to Resource common stock. Furthermore, participants who choose to sell their Resource stock are not permitted to sell less than 100% of their holdings.

Each participant who has completed one year of service is eligible for a matching contribution from the Company equal to 50% of the participant’s elective deferrals, up to a maximum elective deferral of 10% of compensation as determined on an annual basis, which is invested as directed by the participant. Employer matching contributions for the period from July 1, 2005 (inception) to September 30, 2005, include $24,066 of the Company’s common stock. In addition to matching contributions, the Company may make discretionary contributions as determined by the Company’s board of directors. The Company did not make any discretionary contributions for the period from July 1, 2005 (inception) to September 30, 2005. Contributions are subject to certain IRC limitations.

ATLAS AMERICA, INC. INVESTMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS − (Continued)
September 30, 2005

NOTE A - DESCRIPTION OF PLAN (continued)

Participant Accounts

Each participant's account is credited with the participant’s contribution, rollover contributions, the Company’s matching contribution, an allocation of the Company’s discretionary contribution (if any), and actual investment earnings or losses. Company discretionary contributions are allocated based on a participant’s compensation as defined in the Plan agreement. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their contributions, plus actual earnings thereon. Vesting in the Company’s matching and discretionary contribution portions of their accounts is based on years of continuous service. A participant vests at the rate of 20% per year and is 100% vested after five years of credited service. Employer contributions are fully vested upon death of the participant.

Forfeitures

Forfeited amounts are available to reduce future employer contributions. There were no amounts forfeited during the period from July 1, 2005 (inception) to September 30, 2005.

Payment of Benefits

Participants generally receive the value of the vested interest in their account as a lump sum distribution upon reaching the normal retirement age of 65. There are additional provisions for participants who work beyond normal retirement age or who terminate employment prior to reaching normal retirement age.

Participant Loans

The Plan allows participants to borrow from their fund accounts up to a maximum amount equal to the lesser of $50,000 or 50% of their vested account balance. Participants may elect a repayment term of up to 60 months with longer terms available when the loan is used for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at the prime rate plus 2% at the time the loan is made. At September 30, 2005, interest rates on outstanding loans range from 5% to 11.5%. Principal and interest is paid ratably through bi-weekly payroll deductions.

Plan Administration

Administrative expenses of the Plan were substantially paid by the Company during the period from July 1, 2005 (inception) to September 30, 2005. The Company has the option, but not the obligation, to pay such administrative expenses. In addition, certain administrative functions were performed by officers or employees of the Company. No such officer or employee receives compensation from the Plan nor is the Plan charged by the Company for these services.

ATLAS AMERICA, INC. INVESTMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS − (Continued)
September 30, 2005

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements of the Plan have been prepared in conformity with accounting principles generally accepted in the United States of America (“US GAAP”) as applied to defined contribution plans, and in accordance with the terms of the Plan agreement. A summary of the significant accounting policies applied in the preparation of the accompanying financial statements follows.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires the plan administrator to make estimates and assumptions that affect the reported amounts of plan assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported increases and decreases of plan assets during the reporting period. Actual results could differ from those estimates.

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting.

Valuation of Investments

Investments are stated at fair value as determined by quoted market prices. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end. Participant loans are valued at their outstanding balances.

Income Recognition

Net appreciation in fair value of investments represents all realized and unrealized gains and losses on investments. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits

Benefits are recorded when paid.

ATLAS AMERICA, INC. INVESTMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS − (Continued)
September 30, 2005

NOTE C - INVESTMENTS

The following table presents investments at September 30, 2005. Investments that represent 5% or more of the Plan’s net assets at September 30, 2005 are separately identified.

Mutual Funds:
Fidelity Investments Dividend Growth Fund	$775,112
Other	6,189,252
6,964,364
Common Stocks:
Atlas America, Inc. - 79,971 common shares	3,906,603
Resource America, Inc. - 119,256 common shares	2,112,025
6,018,628
Money Market Funds:
Vanguard Prime Money Market Fund	849,603
Other	3,181
852,784
Participant loans	291,610
$14,127,386

During the period July 1, 2005 (inception) to September 30, 2005, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the period) appreciated in value as follows:

Mutual Funds	$159,603
Common Stocks:
Atlas America, Inc.	808,205
Resource America, Inc.	242,927
1,051,132
$1,210,735

NOTE D - PARTY-IN-INTEREST TRANSACTIONS

Certain Plan assets are invested in shares of common stock of Atlas America, Inc., the Plan sponsor. The Plan held 79,971 shares of Atlas America, Inc. common stock at September 30, 2005. During the period from July 1, 2005 (inception) to September 30, 2005, Atlas America, Inc. common stock appreciated in value by $808,205. Also, as a result of the Company’s spin-off from Resource, the Plan holds 119,256 shares of Resource America, Inc., common stock at September 30, 2005. During the period from July 1, 2005 (inception) to September 30, 2005, the Resource America, Inc. common stock appreciated in value by $242,927.

ATLAS AMERICA, INC. INVESTMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS − (Continued)
September 30, 2005

NOTE D - PARTY-IN-INTEREST TRANSACTIONS - (Continued)

Certain administrative functions are performed by officers or employees of the Company. No such officer or employee receives compensation from the Plan. Administrative expenses and trustee fees were paid directly by the Company for the Plan period ended September 30, 2005. Effective October 1, 2005, administrative expenses and trustee fees will be paid by the Plan.

NOTE E - TAX STATUS

The Internal Revenue Service (“IRS”) has issued a determination letter dated November 19, 2001 stating that the prototype plan used by the Plan was designed in accordance with applicable sections of the IRC. Although the Plan has been amended since the determination letter, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

NOTE F - PLAN TERMINATION

The Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their employer contributions.

NOTE G - PROPOSED PLAN MERGER

The Company is in the process of forming the Atlas America, Inc. Employee Stock Ownership & 401(k) Plan (the “KSOP”). It is the Company’s intention to merge the Plan into the KSOP and transfer the Plan’s existing vested participant account balances and assets to the KSOP.

NOTE H - RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits. As of September 30, 2005, 28% of the Plan’s assets were invested in the common stock of Atlas America, Inc. At September 30, 2005, 15% of the Plan’s assets were invested in the common stock of Resource America, Inc.

ATLAS AMERICA, INC. INVESTMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS − (Continued)
September 30, 2005

NOTE I - PROHIBITED TRANSACTIONS

During the period from July 1, 2005 (inception) to September 30, 2005 the Plan sponsor inadvertently failed to make deposits of approximately $40,000 of participant contributions within the timeframe required by the United States Department of labor (“DOL”). The DOL considers late deposits to be prohibited transactions. The general rule for deposits of 401(k) withholding requires that the employer remit withheld employee 401(k) deferrals to the plan as of the earliest date on which such amounts can reasonably be segregated from the employer’s general assets, but in no event later than fifteen business days after the end of the month in which the contributions were withheld. Management believes that assets can reasonably be segregated within 20 calendar days. Therefore, any amount remitted after such number of days is considered late. The Plan sponsor made deposits ranging from 25 to 53 days after the date in which the contributions were withheld and intends to file a Form 5330 and pay any applicable excise tax. The excise tax payments will be made from the Plan sponsor’s assets and not from the assets of the Plan. In addition, participant accounts will be credited with the amount of investment income which would have been earned had the participant contributions been remitted within the required DOL timeframe.

NOTE J - SUBSEQUENT EVENT

In February 2006, the Company declared a three-for-two stock split effective in the form of a stock dividend to shareholders of record as of February 28, 2006. The shares were distributed on March 10, 2006. All disclosures of Atlas shares included in this document are on a pre-split basis.

ATLAS AMERICA, INC. INVESTMENT SAVINGS PLAN

SCHEDULE H, LINE 4a -
DELINQUENT DEPOSITS OF PARTICIPANT CONTRIBUTIONS

September 30, 2005

Employer Identification Number 51-0404430
Plan Number: 001

Participant contributions (including loan payments of $3,228) of the current Plan Year not deposited into the Plan within the time period described in 29CFR 2510.3-102	$41,710

Total delinquent deposit of participant contributions constituting prohibited transactions	$41,710

SUPPLEMENTAL SCHEDULE

ATLAS AMERICA, INC. INVESTMENT SAVINGS PLAN

SCHEDULE H, LINE 4i −
SCHEDULE OF ASSETS (HELD AT END OF YEAR)

September 30, 2005

Employer Identification Number: 51-0404430
Plan Number: 001

(a)	(b)	(c)	(e)
	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Current Value
*	Atlas America, Inc. (Nasdaq: ATLS)	Common Stock, 79,971 Shares	$3,906,603
*	Resource America, Inc. (Nasdaq: REXI)	Common Stock, 119,256 Shares	2,112,025
	Vanguard Prime Money Market Fund	Money Market	849,603
	Charles Schwab & Company	Money Market	3,181
	Fidelity Investments Dividend Growth Fund	Mutual or Collective Fund	775,112
	Janus Fund	Mutual or Collective Fund	618,326
	Fidelity Investments Equity Income II Fund	Mutual or Collective Fund	658,793
	The Vanguard Group Growth Index Fund	Mutual or Collective Fund	607,923
	Fidelity Investments Fund	Mutual or Collective Fund	410,810
	Weitz Partners Value Fund	Mutual or Collective Fund	444,302
	PIMCO Total Return A Fund	Mutual or Collective Fund	610,341
	The Vanguard Index Trust S&P 500 Fund	Mutual or Collective Fund	681,498
	Tuner MidCap Growth Fund	Mutual or Collective Fund	458,935
	Janus Worldwide Fund	Mutual or Collective Fund	297,382
	Royce Total Return Fund	Mutual or Collective Fund	409,497
	PIMCO Low Duration A Fund	Mutual or Collective Fund	195,463
	Fidelity Investments OTC Portfolio	Mutual or Collective Fund	196,864
	The Vanguard GNMA Fund	Mutual or Collective Fund	198,840
	PBHG Large Cap Value Fund	Mutual or Collective Fund	192,819
	Manager’s Special Equity Fund	Mutual or Collective Fund	207,459
*	Participants’ loans	5% - 11.5%	291,610
			$14,127,386

•	Represents a party-in-interest

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ATLAS AMERICA, INC.
INVESTMENT SAVINGS PLAN

April 13, 2006                                            By:  /s/ Dean R. McQuirns
                                                                           Dean R. McQuirns
                                                                           Plan Administrator